EXHIBIT 12.01
MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31, 2010
(add 000, except ratio)

EARNINGS:
Earnings before income taxes	$126,044	**
Loss from less than 50%-owned associated companies, net	2,173
Interest Expense*	68,456
Portion of rents representative of an interest factor	19,218

Adjusted Earnings and Fixed Charges	$215,891

FIXED CHARGES:

Interest Expense*	$68,456
Capitalized Interest	2,129
Portion of rents representative of an interest factor	19,218

Total Fixed Charges	$89,803

Ratio of Earnings to Fixed Charges	2.40

*	Interest Expense excluded $1,327 accrued for the interest component associated with uncertain tax positions.

**	Note: Use Earnings from Continuing Operations less net earnings attributable to noncontrolling interests.

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